Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Amy Brockelman Ph: 617 914 6524	Elan Davia B. Temin Ph: 212 407 5740 Elizabeth Headon 353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Elizabeth Woo Ph: 617 679 2812	Elan Emer Reynolds Ph: 353 1 709 4000 Chris Burns 800 252 3526

FDA APPROVES THE REINTRODUCTION OF TYSABRI® FOR THE TREATMENT
OF RELAPSING FORMS OF MULTIPLE SCLEROSIS

Cambridge, MA and Dublin, Ireland - June 5, 2006 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) today announced the approval of a supplemental Biologics License Application (sBLA) by the U.S. Food and Drug Administration (FDA) for the reintroduction of TYSABRI® (natalizumab) as a monotherapy treatment for relapsing forms of multiple sclerosis (MS) to slow the progression of disability and reduce the frequency of clinical relapses. TYSABRI will be available upon the completion of key activities related to the risk management plan, including FDA review of educational and training materials, internal validation of systems based on final FDA requirements and training of internal personnel. As such, the companies anticipate TYSABRI will be available in July.

The FDA granted approval for reintroduction based on the review of TYSABRI clinical trial data; revised labeling with enhanced safety warnings; and a risk management plan (TOUCH Prescribing Program) designed to inform physicians and patients of the benefits and risks of TYSABRI treatment and minimize potential risk of progressive multifocal leukoencephalopathy (PML). Because of the increased risk of PML, TYSABRI monotherapy is generally recommended for patients who have had an inadequate response to, or are unable to tolerate, alternate MS therapies.

“Today represents a significant step forward for people with relapsing MS. The reintroduction of TYSABRI offers new hope as an important therapeutic choice for patients living with this disabling disease. TYSABRI has demonstrated compelling efficacy in MS, and we believe the TOUCH Prescribing Program, designed in collaboration with the FDA, will help patients and physicians assess the benefits and risks of TYSABRI and make informed decisions about therapy,” said James C. Mullen, Chief Executive Officer, Biogen Idec.

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Page 2 FDA Approves The Reintroduction of TYSABRI® For The Treatment of Relapsing Forms of Multiple Sclerosis

“We are pleased with the FDA’s decision to once again make TYSABRI available to patients and their families suffering from this chronic, debilitating disease, ” said Kelly Martin, Chief Executive Officer, Elan. “There continues to be a significant unmet medical need where TYSABRI will be an important treatment option. ”

Today’s action follows a March 8, 2006 unanimous recommendation by the FDA’s Peripheral and Central Nervous System Drugs Advisory Committee to allow the reintroduction of TYSABRI. Biogen Idec and Elan voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials in February 2005 based on reports of PML, an opportunistic viral infection of the brain that usually leads to death or severe disability.

TOUCH Prescribing Program
TOUCH (TYSABRI Outreach: Unified Commitment to Health) Prescribing Program was developed in conjunction with the FDA to facilitate the appropriate use of TYSABRI and to assess, on an ongoing basis, the incidence and risk factors for PML and other serious opportunistic infections associated with TYSABRI treatment. This program represents Biogen Idec and Elan’s commitment to making the unique benefits of TYSABRI available in a responsible manner.

Elements of the TOUCH Prescribing Program include:
•
Revised labeling with a prominent boxed warning of the risk of PML; and warnings against concurrent use of TYSABRI with chronic immunosuppressant or immunomodulatory therapies, and patients who are immunocompromised due to HIV, hematological malignancies, organ transplants or immunosuppressive therapies

•	Mandatory enrollment for all prescribers, central pharmacies, infusion centers and patients who wish to prescribe, distribute, infuse, or receive, respectively, TYSABRI
•	Controlled, centralized distribution only to authorized infusion centers
•	Mandatory FDA-reviewed educational tools for patients and physicians, including a patient medication guide, TOUCH enrollment form and a monthly pre-infusion checklist
•	Ongoing assessment of PML risk and overall safety
•	A 5,000 patient cohort observational study over five years, the TYSABRI Global Observation Program in Safety (TYGRIS)

About TYSABRI
Two-year data from the AFFIRM monotherapy trial showed that treatment with TYSABRI reduced the risk of disability progression by 42% (p<0.001), the primary endpoint of the study, and led to a 67% reduction (p<0.001) in the annualized relapse rate compared to placebo. TYSABRI treatment also resulted in sustained and statistically significant reductions in brain lesion activity as measured by MRI. The two-year data from the SENTINEL add-on trial also demonstrated that treatment with TYSABRI in addition to AVONEX® (Interferon beta-1a) had a significant effect on disability progression, relapse rate and brain MRI disease activity compared to AVONEX alone.

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Page 3 FDA Approves The Reintroduction of TYSABRI® For The Treatment of Relapsing Forms of Multiple Sclerosis

TYSABRI increases the risk of PML, an opportunistic viral infection of the brain that usually leads to death or severe disability. Three cases of PML occurred in clinical trial patients who were concomitantly exposed to immunomodulators (interferon beta in the patients with MS) or were immunocompromised due to recent treatment with immunosuppressants (e.g., azathioprine in the patient with Crohn’s disease). Two of the cases were observed in 1,869 patients with MS treated for a median of 120 weeks. A third case of PML occurred among 1,043 patients with Crohn’s disease after the patient received eight doses. The number of cases is too few and the number of patients treated too small to reliably conclude that the risk of PML is lower in patients treated with TYSABRI alone than in patients who are receiving other drugs that decrease immune function or who are otherwise immunocompromised. Healthcare professionals should monitor patients on TYSABRI for any new signs or symptoms that may be suggestive of PML. TYSABRI dosing should be withheld immediately at the first sign or symptom suggestive of PML.

TYSABRI is contraindicated in patients who have or have had PML or with known hypersensitivity to TYSABRI or any of its components. In Phase III placebo-controlled trials of TYSABRI in MS, the overall incidence and rate of other infections were balanced between TYSABRI-treated patients and controls. Herpes infections were slightly more common in patients treated with TYSABRI. Commonly reported infections with TYSABRI included urinary tract infections, lower respiratory tract infections, gastroenteritis and vaginitis. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of these patients were receiving concurrent immunosuppressants.

The incidence and rate of other serious and common adverse events in clinical trials were similarly balanced between treatment groups. Serious events that occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis), depression and gallstones. Appendicitis was more common in patients receiving TYSABRI with AVONEX. Common adverse events reported in TYSABRI-treated patients include infusion reactions, headache, fatigue, joint and limb pain, abdominal discomfort, diarrhea and rash.

For more information about TYSABRI please visit www.biogenidec.com or www.elan.com.

Webcast
The companies will host a joint webcast for the investment community tomorrow at 8:30 am ET, 1:30 pm GMT, which can be accessed through the companies’ websites.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

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About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.
Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding TYSABRI. These statements are based on the companies’ current beliefs and expectations. The commercial potential of TYSABRI is subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies’ current expectations include the risk that we may unable to adequately address concerns or questions raised by FDA or other regulatory authorities, that concerns may arise from additional data, that the incidence and/or risk of PML or other opportunistic infections in patients treated with TYSABRI may be higher than observed in clinical trials, or that the companies may encounter other unexpected delays or hurdles. There is no assurance that the companies will be able to market and sell TYSABRI outside of the United States. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies’ drug development and other activities, see the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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